UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513105

(CUSIP Number)

Jane Langford, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(856) 751-2721

Copy to:

Lee Meyerson, Esq.

Ravi Purushotham, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513105	SCHEDULE 13D

1	NAME OF REPORTING PERSON The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,109,332 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 135,109,332 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,109,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON BK

(1)	Beneficial ownership information for The Toronto-Dominion Bank is as of August 21, 2024.
(2)

Based on 1,778,444,948 shares of Common Stock outstanding as of July 31, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 8, 2024.

CUSIP No. 808513105	SCHEDULE 13D

1	NAME OF REPORTING PERSON TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,785,043 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 133,785,043 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,785,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership information for TD Group US Holdings LLC is as of August 21, 2024.
(2)

Based on 1,778,444,948 shares of Common Stock outstanding as of July 31, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 808513105	SCHEDULE 13D

1	NAME OF REPORTING PERSON TD Luxembourg International Holdings SARL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,785,043 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 133,785,043 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,785,043 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Beneficial ownership information for TD Luxembourg International Holdings SARL is as of August 21, 2024.
(2)

Based on 1,778,444,948 shares of Common Stock outstanding as of July 31, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) hereby amends and supplements the statement of beneficial ownership on Schedule 13D, initially filed with the Securities and Exchange Commission on October 6, 2020, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 3, 2022 (as so amended, the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Charles Schwab Corporation, a Delaware corporation (the “Issuer”).

The Amendment No. 2 is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Group US Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD GUS”), and TD Luxembourg International Holdings SARL, a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD GUS (“TD LIH” and, together with TD and TD GUS, the “TD Entities” or the “Reporting Persons”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by the following:

On August 21, 2024, TD LIH sold pursuant to Rule 144 of the Securities Act of 1933, as amended: (i) 20,250,000 shares of Issuer Common Stock to an unaffiliated broker-dealer in a block trade at a price of $60.92 per share, and (ii) 20,250,000 shares of Issuer Common Stock in the open market through an affiliated broker-dealer at a price of $61.65 per share.

In connection with the sales described herein, TD LIH entered into a lock-up agreement (the “Lock-Up Agreement”), effective as of August 21, 2024, with each of the broker-dealers described herein, pursuant to which it has agreed, subject to limited exceptions (including certain transactions by TD and its affiliates in the ordinary course of business and transfers to affiliates), not to, amongst other things, offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock for a period ending at the close of business 45 days from August 21, 2024. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is filed as an exhibit to this Amendment No. 2 and incorporated herein by reference.

Effective April 18, 2024, Brian Levitt, former Chair of the board of directors of TD, retired from the Board of Directors of TD; however, he continues to serve as a member of the Board of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a) and (b). As of August 21, 2024, the Reporting Persons may be deemed to beneficially own an aggregate of 135,109,332 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common Stock (based on the 1,778,444,948 shares of Common Stock outstanding as of July 31, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2024).

TD LIH is the record and beneficial owner of 133,785,043 shares of Common Stock. TD GUS, as the sole owner of TD LIH, and TD, as the sole owner of TD GUS, may be deemed to be the beneficial owners of the shares of Common Stock held by TD LIH.

The 135,109,332 shares of Common Stock reported herein as beneficially owned by TD include 1,324,289 shares of Common Stock that may, as of August 21, 2024, be deemed to be beneficially owned directly by TD or indirectly through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Except for Ms. Tower, Ms. Maidment, Mr. Masrani, and Ms. Goggins, none of the individuals listed on Schedule I beneficially own any shares of Common Stock. Ms. Tower beneficially owns 303 shares of Common Stock, Ms. Maidment beneficially owns 30,158 shares of Common Stock, Mr. Masrani beneficially owns 2,497 shares of Common Stock, and Ms. Goggins beneficially owns 1,060.1364 shares of Common Stock. In addition, Mr. Masrani has received the following awards in connection with his role as director of the Issuer: (i) 4,708 restricted stock units, each of which represents a contingent right to receive one share of Common Stock, and (ii) options to purchase, in the aggregate, 20,296 shares of Common Stock (which options have vested and are exercisable with respect to 9,350 shares of Common Stock but not yet with respect to the remaining 10,946).

The shares of Common Stock reported as beneficially owned herein exclude the 50,893,695 shares of the Issuer’s Nonvoting Common Stock held by TD LIH.

(c). Except as otherwise described in Item 4 of this Statement and the other transactions described in Schedule II attached hereto, which presents information as of August 21, 2024, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I attached hereto, has engaged in any transaction in shares of Common Stock in the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Other Arrangements

TD and certain of its subsidiaries may, from time to time and in the ordinary course of TD’s securities, derivatives, and similar businesses, borrow, lend, and/or sell short shares of Common Stock. As of August 21, 2024, TD and such subsidiaries were short 1,263 shares of Common Stock in the aggregate.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit

5	Form of Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2024

THE TORONTO-DOMINION BANK

By:	/s/ Renu Gupta
Name:	Renu Gupta
Title:	SVP, Corporate Development, Enterprise Strategy & Decision Support, and Investor Relations

TD GROUP US HOLDINGS LLC

By:	/s/ Mark Chauvin
Name:	Mark Chauvin
Title:	President and Chief Executive Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

By:	/s/ Scott Ferguson
Name:	Scott Ferguson
Title:	Authorized Signatory

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF TD AND TD LIH

Name	Present Principal Occupation or Employment and Address
THE TORONTO-DOMINION BANK
DIRECTORS

Ayman Antoun (Canadian and Egyptian Citizen)	Corporate Director, and former President, IBM Americas 1024 Valley Crest Circle Oakville, Ontario L6H 6W8

Cherie L. Brant (Canadian Citizen)	Partner, Borden Ladner Gervais LLP 22 Adelaide Street West, Suite 3400 Toronto, Ontario M5H 4E3

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Alan N. MacGibbon (Canadian Citizen)	Board Chair, The Toronto-Dominion Bank, and retired Managing Partner and Chief Executive, Deloitte LLP (Canada) P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

John B. MacIntyre (Canadian Citizen)	Chairman, Birch Hill Equity Partners 81 Bay Street, Suite 4510 PO Box 45 Toronto, Ontario M5J 0E7

Karen E. Maidment (Canadian Citizen)	Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Keith G. Martell (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, First Nations Bank of Canada #10 Eagle Ridge Road Eagle Ridge, Saskatchewan S7K 2L6

Bharat B. Masrani (Canadian and UK Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Claude Mongeau (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company 1420 Blvd Mont-Royal, Unit 454O Outremont, Quebec H2V 4P3

S. Jane Rowe (Canadian Citizen)	Corporate Director, and former Vice Chair, Investments, Ontario Teachers’ Pension Plan Board 272 Bain Avenue Toronto, Ontario M4K 1G3

Nancy G. Tower (Canadian Citizen)	Former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia B3J 4A2

Ajay K. Virmani (Canadian Citizen)	Executive Chairman, Cargojet Inc. 2281 North Sheridan Way Mississauga, Ontario L5K 2S3

Mary A. Winston (U.S. Citizen)	CEO & Founder, WinsCo Enterprises Inc. 7804 Fairview Rd., Unit #325 Charlotte, North Carolina 28226

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	President & Chief Executive Officer, TD Securities

Ajai Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Raymond Chun (Canadian Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Barbara Hooper (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group

Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms and Technology, TD Bank Group

Melanie Burns (Canadian Citizen)	Executive Vice President and Chief Human Resources Officer, TD Bank Group

Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group

Bharat B. Masrani (Canadian and UK Citizen)	Group President and Chief Executive Officer, TD Bank Group

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience, TD Bank Group

Anita O’Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group, and President and CEO, TD Bank, America’s Most Convenient Bank®

Kelvin Vi Luan Tran (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Tim Wiggan (Canadian and British Citizen)	Group Head, Wealth Management and Insurance TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

DIRECTORS

Scott Ferguson (Canadian Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg: B 154.812

Tsveta Ivanova (Dutch Citizen)	Board Manager TD Luxembourg International Holdings SARL 8-10 avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg R.C.S. Luxembourg: B 154.812

SCHEDULE II

Additional 60 Day Trading History

The below trades were effected in the open market by TD directly or indirectly through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Date	Number of Shares Purchased / (Sold)	Average Price Per Share ($)
6/24/2024	2,453	$74.53
6/24/2024	120	$74.66
6/25/2024	12	$73.73
6/25/2024	800	$73.90
6/26/2024	60	$73.49
6/26/2024	(1,011)	$73.26
6/27/2024	(9,278)	$73.56
6/27/2024	106	$73.26
6/28/2024	(17,831)	$73.69
6/28/2024	(156)	$73.68
7/1/2024	3,573	$73.42
7/2/2024	(100)	$74.15
7/2/2024	77	$74.09
7/3/2024	(85)	$74.12
7/5/2024	(320)	$73.37
7/5/2024	(16)	$73.20
7/5/2024	139	$73.33
7/8/2024	16	$73.41
7/8/2024	(117)	$73.24
7/8/2024	(15)	$73.28
7/9/2024	99	$74.57
7/9/2024	(281)	$74.53
7/10/2024	11,587	$74.63
7/10/2024	200	$74.62
7/11/2024	(97)	$76.07
7/11/2024	(2,482)	$76.08
7/12/2024	18	$75.84
7/15/2024	(309)	$75.21
7/15/2024	160	$75.07
7/16/2024	(25)	$67.68
7/17/2024	8,890	$63.80
7/17/2024	792	$63.21
7/18/2024	(114)	$62.25
7/18/2024	(500)	$62.27
7/18/2024	4,686	$62.27
7/19/2024	59	$62.03
7/22/2024	(2,000)	$64.75
7/22/2024	14	$64.75
7/22/2024	43	$64.52
7/23/2024	(111)	$65.34
7/25/2024	107	$65.98
7/26/2024	(55)	$66.60
7/26/2024	(45)	$67.03
7/26/2024	35	$66.60
7/26/2024	(7)	$66.94
7/29/2024	(4)	$65.37
7/30/2024	1,071	$64.91
7/30/2024	173	$64.70
7/31/2024	(372)	$65.13
7/31/2024	(100)	$65.19
7/31/2024	42	$65.19
8/1/2024	(4,452)	$63.71
8/1/2024	286	$63.75
8/2/2024	(13,535)	$63.39
8/2/2024	169	$63.04
8/5/2024	9,628	$62.29
8/6/2024	(11,487)	$62.80
8/6/2024	(70)	$62.93
8/7/2024	8,000	$62.20
8/7/2024	(15,098)	$62.22
8/7/2024	(245)	$62.29
8/8/2024	(1,213)	$62.78
8/8/2024	40	$62.76
8/9/2024	19	$62.41
8/9/2024	(30)	$62.44
8/12/2024	122	$61.95
8/13/2024	(7)	$62.35
8/14/2024	76	$65.42
8/14/2024	(1,552)	$65.36

8/15/2024	174	$65.23
8/16/2024	32	$65.43
8/16/2024	87	$65.55
8/19/2024	2,222	$65.58
8/19/2024	(12,570)	$65.58
8/19/2024	40	$65.38
8/20/2024	(200)	$64.84
8/20/2024	(39)	$64.88
8/21/2024	4,828	$64.57
8/21/2024	(57)	$64.61